March 31, 2014

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Ferrellgas Partners, L.P.
Form 10-K for the Fiscal Year Ended July 31, 2013 Filed September 26, 2013
Form 10-Q for the Quarterly Period Ended January 31, 2014 Filed March 10, 2014
Form 8-K Filed March 10, 2014
File No. 1-11331

Dr. Mr. Thompson:

This letter is in response to your letter dated March 25, 2014.  To facilitate your review of the above-referenced filings, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to our response.

Item 6. Selected Financial Data, page 30

1.                    We note you have included nonrecurring litigation accrual and related legal fees in your calculation of Adjusted EBITDA for 2013, 2012 and 2011.  If the nature of the charge is reasonably likely to recur within 2 years or there was a similar charge within the prior 2 years, we do not believe describing the adjustment as non-recurring is appropriate. Please refer to Question 102.3 of the Division of Corporation Finance’s Compliance and Disclosures Interpretations on Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please revise your description or explain why you believe these adjustments are non-recurring.

ANSWER

The nonrecurring litigation accrual and related legal fees in our calculation of Adjusted EBITDA for 2013, 2012 and 2011 all relate to a single class action lawsuit.  We have incurred legal fees defending and settling this single case over a three fiscal year period.  During 2011 we did not anticipate costs associated with this lawsuit to extend beyond 2011.  We had no similar type charges in the two year period prior to 2011 and did not believe it was reasonably likely we would have similar type charges in the two year period following final resolution of this class action lawsuit.  As a result of your comment, we have reconsidered the guidance in Question 102.3 of the Division of Corporation Finance’s Compliance and Disclosures Interpretations on Non GAAP Financial Measures and will eliminate references to “nonrecurring” in our Reconciliation of Net Earnings(Loss) to EBITDA and Adjusted EBITDA in future filings as displayed below:

	Ferrellgas Partners, L.P.
	Year Ended July 31,
(in thousands, except per unit data)	2013	2012	2011	2010	2009

Reconciliation of Net Earnings (Loss) to EBITDA and Adjusted EBITDA :
Net earnings (loss) attributable to Ferrellgas Partners, L.P.	$56,426	$(10,952)	$(43,648)	$32,709	$52,572
Income tax expense	1,855	1,128	1,241	1,916	2,292
Interest expense	89,145	93,254	101,885	101,284	89,519
Depreciation and amortization expense	83,344	83,841	82,486	82,491	82,494
EBITDA	230,770	167,271	141,964	218,400	226,877
Loss on extinguishment of debt	—	—	46,962	20,716	—
Non-cash employee stock ownership plan compensation charge	15,769	9,440	10,157	9,322	6,755
Non-cash stock and unit-based compensation	13,545	8,843	13,488	7,831	2,312
Loss on disposal of assets and other	10,421	6,035	3,633	8,485	13,042
Other income (expense), net	(565)	(506)	(567)	1,108	1,321
Severance charges	—	1,055	—	—	—
~~Nonrecurring l~~Litigation accrual and related legal fees associated with a class action lawsuit	1,568	892	12,120	—	—
Net earnings (loss) attributable to noncontrolling interest	741	56	(112)	630	783
Adjusted EBITDA(a)	$272,249	$193,086	$227,645	$266,492	$251,090

(a)Adjusted EBITDA is calculated as earnings before income tax expense, interest expense, depreciation and amortization expense, loss on extinguishment of debt, non-cash employee stock ownership plan compensation charge, non-cash stock and unit-based compensation charge, loss on disposal of assets and other, other income(expense), net, severance charges, litigation accrual and related legal fees associated with a class action lawsuit and net earnings (loss) attributable to non-controlling interest.  Management believes the presentation of this measure is relevant and useful because it allows investors to view the partnership’s performance in a manner similar to the method management uses, adjusted for items management believes makes it easier to compare its results with other companies that have different financing and capital structures.  This method of calculating Adjusted EBITDA may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP.

Item  7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview, page 33

2.                    In discussing your improvement in fiscal 2013 net earnings on page 35 you indicate the increase in operating expenses over last fiscal year is primarily from an increase in performance related incentives. We note in particular your Non-Equity Incentive Plan that provides for cash awards if distributable cash flow targets are achieved for the fiscal year.  Please explain to us why distributable cash flow for Incentive Plan purposes in the amount of $166,179 disclosed on page 65 is less than distributable cash flow to equity investors in the amount of $183,114 for fiscal 2013 disclosed in Form 8-K filed September 26, 2013.

ANSWER:

The vast majority of our 3,623 full time employees participate in the Non-Equity Incentive Plan as described on pages 64 and 65 of our 10-K.  The purpose of this plan is to motivate and reward our employees to deliver Distributable Cash Flow (“DCF”) results, which in turn will increase unitholder value.  In determining DCF for Non-Equity Incentive Plan purposes, we intentionally exclude certain components which are not directly within the control of our employees.  A reconciliation of the DCF from our 8-K to the DCF used for non-equity Incentive plan purposes is below:

	DCF		DCF per the
	Calculation		Non-Equity
	per the 8-K		Incentive Plan

Net earnings attributable to Ferrellgas Partners, L.P.	$56,426		$56,426
Income tax expense	1,855	(a)	—
Interest expense	89,145	(a)	—
Depreciation and amortization	83,344		83,344
EBITDA	230,770		139,770
Non-cash employee stock ownership plan compensation charge	15,769		15,769
Non-cash stock and unit-based compensation charge	13,545		13,545
Loss on disposal of assets	10,421		10,421
Other Income, net	(565)		(565)
Litigation accrual and related legal fees associated with a class action lawsuit	1,568		1,568
Net earnings attributable to noncontrolling interest	741		741
Adjusted EBITDA	272,249		181,249
Net cash interest	(83,495	)(a)	—
Maintenance capital expenditures	(15,070)		(15,070)
Cash paid for taxes	(550	)(a)	—
Proceeds from asset sales	9,980	(a)	—
Distributable cash flow to equity investors	$183,114		$166,179

(a)         Income tax expense, Cash paid for taxes, Interest expense, Net cash interest and Proceeds from asset sales are excluded from the DCF calculation for purposes of our Non-Equity Incentive Plan.  Both target  and actual results were adjusted for these items.

In future filings, we’ll define the DCF for Non-Equity Incentive Plan purposes as “DCF excluding Income Tax expense, Interest expense, Net cash interest, Cash paid for taxes, and Proceeds from asset sales”

Liquidity and Capital Resources, page 41

3.                    We note you disclose distributable cash flow was approximately 113% of the total cash distributions paid for fiscal 2013.  Further, we note you have included disclosure of distributable cash flow prominently in your press releases regarding your financial results such as your recent Form 8-K filed March 10, 2014.  In this regard, please revise to disclose distributable cash flow in selected financial data for each year presented. Further, to assist your common unitholders in understanding the relationship between distributable cash flow and the cash distributions they received, please also disclose within Selected Financial Data the distributable cash flow attributable to common unitholders and your assumptions in determining such measure for each period presented. Please ensure your presentation of these non-GAAP measures are accompanied by a reconciliation to net income and/or cash flows from operations depending on whether you use distributable cash flow as a performance measure, a liquidity measure, or both a performance and liquidity measure. Refer to Item 10(e) of Regulation S-K. Please show us what your revised disclosure will look like.

ANSWER

In future filings, we will disclose distributable cash flow in selected financial data for each year presented.  We will also disclose the distributable cash flow attributable to common unitholders. In order to compute this amount, we deduct distributions made to the general partner and noncontrolling interests which are effectively 2% of the distributable cash flow to equity investors. In future filings our Reconciliation of Net Earnings (Loss) to EBITDA, Adjusted EBITDA and Distributable Cash Flow attributable to common unitholders will include these amounts as follows:

	Ferrellgas Partners, L.P.
	Year Ended July 31,
(in thousands, except per unit data)	2013	2012	2011	2010	2009

Reconciliation of Net Earnings (Loss) to EBITDA ~~and~~ Adjusted EBITDA and Distributable cash flow attributable to common unit holders :
Net earnings (loss) attributable to Ferrellgas Partners, L.P.	$56,426	$(10,952)	$(43,648)	$32,709	$52,572
Income tax expense	1,855	1,128	1,241	1,916	2,292
Interest expense	89,145	93,254	101,885	101,284	89,519
Depreciation and amortization expense	83,344	83,841	82,486	82,491	82,494
EBITDA	230,770	167,271	141,964	218,400	226,877
Loss on extinguishment of debt	—	—	46,962	20,716	—
Non-cash employee stock ownership plan compensation charge	15,769	9,440	10,157	9,322	6,755
Non-cash stock and unit-based	13,545	8,843	13,488	7,831	2,312
Loss on disposal of assets and other	10,421	6,035	3,633	8,485	13,042
Other income (expense), net	(565)	(506)	(567)	1,108	1,321
Severance charges	—	1,055	—	—	—
~~Nonrecurring l~~Litigation accrual and related legal fees for a class action lawsuit	1,568	892	12,120	—	—
Net earnings (loss) attributable to noncontrolling interest	741	56	(112)	630	783
Adjusted EBITDA(a)	272,249	193,086	227,645	266,492	251,090
Net cash interest expense(b)	(83,495)	(87,600)	(93,353)	(94,914)	(88,915)
Maintenance capital expenditures(c)	(15,070)	(16,044)	(15,437)	(19,968)	(21,766)
Cash paid for taxes	(550)	(764)	(591)	(1,550)	(1,512)
Proceeds from asset sales	9,980	5,742	5,994	9,220	8,199
Distributable cash flow to equity	183,114	94,420	124,258	159,280	147,096
Distributable cash flow to general partner and non-controlling interest	(3,663)	(1,888)	(2,485)	(3,186)	(2,942)
Distributable cash flow attributable to common unit holders(d)	$179,451	$92,532	$121,773	$156,094	$144,154

(a)Adjusted EBITDA is calculated as earnings before income tax expense, interest expense, depreciation and amortization expense, loss on extinguishment of debt, non-cash employee stock ownership plan compensation charge, non-cash stock and unit-based compensation charge, loss on disposal of assets and other, other income (expense), net, severance charges, litigation accrual and related legal fees associated with a class action lawsuit and net earnings (loss) attributable to non-controlling interest.  Management believes the presentation of this measure is relevant and useful because it allows investors to view the partnership’s performance in a manner similar to the method management uses, adjusted for items management believes makes it easier to compare its results with other companies that have different financing and capital structures.  This method of calculating Adjusted EBITDA may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP.

(b)Net cash interest expense is the sum of interest expense less non-cash interest expense and other income, net.  This amount includes interest expense related to the accounts receivable securitization facility.

(c) Maintenance capital expenditures include capitalized expenditures for betterment and replacement of property, plant and equipment.

(d) Management considers distributable cash flow to equity investors a meaningful non-GAAP measure of the partnership’s ability to declare and pay quarterly distributions to common unit holders.  This method of calculating distributable cash flow may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP.

4.                    You discuss the various factors contributing to the improvement in your distributable cash flow for fiscal 2013.  Please revise your analysis of liquidity to discuss your coverage ratio.  As part of your analysis, please provide your insights into the factors that caused this coverage ratio to vary giving due effect to the variability in cash flow of your assets across the three-year period presented.  In your response, please show us what your revised disclosure will look like.

ANSWER:

In future filings, we will revise this disclosure as follows:

A reconciliation of distributable cash flow to distributions paid is as follows (in thousands):

		Changes in
		cash
		reserves
		approved by	Cash
	Distributable	our general	distributions
	cash flow	partner	paid	DCF ratio
Year ended July 31, 2013	$183,114	$21,642	$161,472	113%
Year ended July 31, 2012	94,420	(63,857)	158,277	60%
Increase(decrease)	$88,694	$85,499	$3,195	53%

Distributable cash flow increased $88.7 million, while cash distributions paid only increased $3.2 million which resulted in our distribution coverage ratio increasing to 113% in fiscal 2013 from 60% in fiscal 2012.  The increase in distributable cash flow was primarily due to ~~During fiscal 2013,~~ our propane operations which were positively impacted by a combination of weather that was significantly colder than the same period in the prior fiscal year, wholesale propane prices that were significantly lower than the same period in the prior fiscal year and a series of efficiency initiatives, cost cutting projects and pricing initiatives designed to improve operating income all as discussed in results of operations above. The combination of these positive factors has assisted us in improving our distributable cash flow and coverage ratio. ~~For fiscal 2013, our distributable cash flow was approximately 113% of the total cash distributions paid for that period~~.

5.                    To assist your common unitholders in assessing the likelihood that future distributions may be characterized as being made out of operating versus capital surplus, please revise to include within Selected Financial Data the amount of operating surplus less cumulative distributions from the date of your IPO as of the end of each period presented.  If this measure is less than the preceding aggregate quarterly distribution at the end of fiscal 2013, please include a discussion of the risk of a future distribution being characterized as a capital surplus distribution within Management’s Discussion and Analysis of Financial Condition and Results of Operations and how such characterization would affect expected future distributions to common unitholders.  In your response, please show us what your revised disclosure will look like.

ANSWER

We respectfully suggest that we provide within our Selected Financial Data an annual Distributable Cash Flow excess/shortage as opposed to a disclosure of operating surplus less cumulative distributions from the date of our IPO as of the end of each period presented.  We base this suggestion on our belief that the most relevant information to an investor is our annual Distributable Cash Flow excess/shortage over a recent number of years rather than a cumulative total since inception which for Ferrellgas is 20 years.  This view of distributable cash flow is also consistent with how management evaluates company performance on an annual basis. Additionally, within MDA, we will discuss when necessary the likelihood and risk of future distributions that may be characterized as being made out of operating versus capital surplus. In future filings we will revise this disclosure as follows:

	Ferrellgas Partners, L.P.
	Year Ended July 31,
(in thousands, except per unit data)	2013	2012	2011	2010	2009

Reconciliation of Net Earnings (Loss) to EBITDA ~~and~~ Adjusted EBITDA and Distributable cash flow attributable to common unit holders :
Net earnings (loss) attributable to Ferrellgas Partners, L.P.	$56,426	$(10,952)	$(43,648)	$32,709	$52,572
Income tax expense	1,855	1,128	1,241	1,916	2,292
Interest expense	89,145	93,254	101,885	101,284	89,519
Depreciation and amortization expense	83,344	83,841	82,486	82,491	82,494
EBITDA	230,770	167,271	141,964	218,400	226,877
Loss on extinguishment of debt	—	—	46,962	20,716	—
Non-cash employee stock ownership plan compensation charge	15,769	9,440	10,157	9,322	6,755
Non-cash stock and unit-based compensation	13,545	8,843	13,488	7,831	2,312
Loss on disposal of assets and other	10,421	6,035	3,633	8,485	13,042
Other income (expense), net	(565)	(506)	(567)	1,108	1,321
Severance charges	—	1,055	—	—	—
~~Nonrecurring l~~Litigation accrual and related legal fees for a class action lawsuit	1,568	892	12,120	—	—
Net earnings (loss) attributable to noncontrolling interest	741	56	(112)	630	783
Adjusted EBITDA(a)	272,249	193,086	227,645	266,492	251,090
Net cash interest expense(b)	(83,495)	(87,600)	(93,353)	(94,914)	(88,915)
Maintenance capital expenditures(c)	(15,070)	(16,044)	(15,437)	(19,968)	(21,766)
Cash paid for taxes	(550)	(764)	(591)	(1,550)	(1,512)
Proceeds from asset sales	9,980	5,742	5,994	9,220	8,199
Distributable cash flow to equity investors(d)	183,114	94,420	124,258	159,280	147,096
Distributable cash flow to general partner and non-controlling interest	(3,663)	(1,888)	(2,485)	(3,186)	(2,942)
Distributable cash flow attributable to common unit holders	179,451	92,532	121,773	156,094	144,154
Less: Distributions paid	(158,087)	(154,955)	(143,551)	(138,365)	(131,255)
Distributable Cash Flow Excess/(Shortage)	$21,364	$(62,423)	$(21,778)	$17,729	$12,899

(a)Adjusted EBITDA is calculated as earnings before income tax expense, interest expense, depreciation and amortization expense, loss on extinguishment of debt, non-cash employee stock ownership plan compensation charge, non-cash stock and unit-based compensation charge, loss on disposal of assets and other, other income (expense), net, severance charges, litigation accrual and related legal fees associated with a class action lawsuit and net earnings(loss) attributable to non-controlling interest.  Management believes the presentation of this measure is relevant and useful because it allows investors to view the partnership’s performance in a manner similar to the method management uses, adjusted for items management believes makes it easier to compare its results with other companies that have different financing and capital structures.  This method of calculating Adjusted EBITDA may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP.

(b) Net cash interest expense is the sum of interest expense less non-cash interest expense and other income, net.  This amount includes interest expense related to the accounts receivable securitization facility.

(c) Maintenance capital expenditures include capitalized expenditures for betterment and replacement of property, plant and equipment.

(d) Management considers distributable cash flow to equity investors a meaningful non-GAAP measure of the partnership’s ability to declare and pay quarterly distributions to common unit holders.  This method of calculating distributable cash flow may not be consistent with that of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP.

6.                    Please expand your discussion to provide your insight into any trends or significant fluctuations in maintenance and growth capital expenditures disclosed within Selected Financial Data.  Please reconcile the amounts reported in Selected Financial Data to the comparable amounts reported on the face of your statements of cash flows and explain any differences. Please also disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures and provide examples of each.  In your response, please show us what your revised disclosure will look like.

ANSWER

In regards to your comment on the differences you noted between amounts reported in Selected Financial Data and amounts reported on the face of our statement of cash flows, the difference reflects non-cash accruals for capital expenditure items.  We respectfully submit to you that reconciliation of these differences, which totaled $254,000 and $574,000 for the fiscal years ended 2013 and 2012 respectively, are not necessary for a fair understanding of our capital expenditures.

In future filings, we will address your comment concerning insights into any trends or significant fluctuations in maintenance and growth capital expenditures and your comment on disclosure of our policy for determining what expenditures are classified as maintenance capital expenditures vs. growth capital expenditures as follows:

Investing Activities

Capital Requirements

Our business requires continual investments to upgrade or enhance existing operations and to ensure compliance with safety and environmental regulations. Capital expenditures for our business consist primarily of:

•                  Maintenance capital expenditures. These capital expenditures include expenditures for betterment and replacement of property, plant and equipment rather than to generate incremental distributable cash flow.  Examples of maintenance capital expenditures include a routine replacement of a worn-out asset or replacement of major vehicle components;

•                  Growth capital expenditures. These expenditures are undertaken primarily to generate incremental distributable cash flow.  Examples include expenditures for purchases of both bulk and portable propane tanks and other equipment to facilitate expansion of our customer base and operating capacity.

Net cash used in investing activities was $68.1 million for fiscal 2013, compared to net cash used in investing activities of $53.9 million for fiscal 2012. This increase in net cash used in investing activities is primarily due to increases of $26.8 million in business acquisitions, net of cash acquired, partially offset by a $8.4 million decrease in capital expenditures and an increase of $4.2 million in “Proceeds from assets sales”.  The decrease in capital expenditures relates primarily to decreased growth capital expenditures related to purchases of propane cylinders in our effort to better utilize existing assets to fund intrinsic growth opportunities in the current year period. Maintenance capital expenditures were consistent with those of the prior year period.  The increase in proceeds from assets sales relates primarily to a one-time sale of underutilized real estate assets. Due to the mature nature of our business we have not incurred and do not anticipate significant fluctuations in maintenance capital expenditures.  However, future fluctuations in growth capital expenditures could occur due to the opportunistic nature of these projects.

7.                    Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and growth capital expenditures. For example, an expenditure that was a replacement of property, plant and equipment but increased operating income or cash flow.  If so, please revise your disclosure to quantify that portion allocated to growth capital expenditures for each of the periods presented.  In your response, please show us what your disclosure will look like revised.

ANSWER

We had no capital expenditures that could be classified as both growth and maintenance during the years presented in this Form 10-K.  Our capital expenditures are easily identified as maintenance expenditures for betterment and replacement that does not generate incremental distributable cash flow or growth capital expenditures to facilitate expansion of our customer base and operating capacity.  If in future years we have significant capital expenditures that could be identified as both growth and maintenance we will disclose them accordingly.

Item 8. Financial Statements and Supplementary Data, page 53

Notes to Consolidated Financial Statements, page F-8

B. Summary of significant accounting policies, page F-8

(2)            Principles of consolidation, page F-8

8.                    We note you consolidate the Operating Partnership and its wholly-owned subsidiaries.

Please explain to us in detail your basis for consolidating these entities in light of disclosure in Note L of the Operating Partnership on page F-58 that the general partner controls the Operating Partnership.  If you are within the scope of the Variable Interest Subsections of ASC 810-10-15, please tell us in detail: (i) the basis for your conclusion that the Operating Partnership, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; (ii) the basis for your conclusion that you have the power to direct the activities of the Operating Partnership that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Operating Partnership based on the provisions of ASC 810-10-25-38A through 25-38G; and (iii) your consideration of the disclosure requirements in ASC 810-10-50 related to variable interest entities.  If you are not within the scope of Variable Interest Subsections of ASC 810-10-15, please tell us how you overcome the presumption of control by the general partner of the Operating Partnership.  Please include a detailed analysis of the substantive kick-out and participating rights of the limited partners of the Partnership and why the rights are considered substantive based on the guidance in ASC 810-25-25.

ANSWER:

i)  We have determined that the Operating Partnership is a variable interest entity in accordance with ASC 810-10-15-14.

Our General Partner (“GP”) performs all management functions for the Operating Partnership (“OLP”) and holds a 1% GP interest in Ferrellgas Partners (“MLP”) and an approximate 1% GP interest in the OLP.  However, The OLP’s limited partner, the MLP, has no ability, through voting rights or similar rights, to make decisions about the OLP’s activities.  The GP possesses all of those rights.  Furthermore, substantially all of the OLP’s activities are conducted on behalf of the MLP which owns an approximate 99% interest in the OLP as a limited partner with limited control and thus disproportionately few voting rights.

ii)  We have determined that the OLP should be consolidated within the MLP in accordance with ASC 810-10-25-38A thru 25-38G.

The OLP’s limited partner, the MLP has no ability, through voting rights or similar rights to make decisions and thus does not have the power to direct the activities of the OLP that most significantly impact economic performance.  However, the MLP has the obligation to absorb the losses of and the right to receive benefits from the OLP that are significant to the OLP.  The MLP, as the sole limited partner, receives approximately 99% of the distributions made by the OLP.  We further note that the incentive distribution rights exist only between the MLP and GP.  No such incentive distribution rights exist between the OLP and the GP.    Since the GP possesses all voting rights but only has an approximate 1% financial interest and since the GP and MLP are related parties, the OLP should be consolidated by a variable interest holder.  As the MLP absorbs approximately 99% of the OLP’s losses and returns, we believe the MLP is the primary beneficiary as it is most closely associated with the OLP and should consolidate the OLP, not the GP.  The MLP has substantially all exposure to variability associated with the anticipated economic performance of the OLP.  The design of the OLP and its activities are to benefit the MLP.

iii)  Per ASC 810-10-50-3:  The primary beneficiary of a variable interest entity (VIE) that is a business shall provide the disclosures required by Topic 805.  The primary beneficiary of a VIE that is not a business shall disclose the amount of gain or loss recognized on the initial consolidation of the VIE.  In addition to disclosures required elsewhere in this Topic, the primary beneficiary of a VIE shall disclose all of the following (unless the primary beneficiary also holds a majority voting interest):

As we have determined that the MLP is the primary beneficiary (but does not hold a majority voting interest as that is held by the GP) of the OLP (VIE), the following disclosure requirements apply.

a. The carrying amount and classification of the VIE’s assets and liabilities

The MLP is a holding company with limited assets, liabilities and resources.  Assets and liabilities of the MLP consist substantially of the OLP.  In future filings we will clarify this point in our footnotes as follows:

Principles of consolidation: The accompanying consolidated financial statements present the consolidated financial position, results of operations and cash flows of Ferrellgas Partners, its wholly-owned subsidiary, Ferrellgas Partners Finance Corp., and the operating partnership, its majority-owned subsidiary, after elimination of all intercompany accounts and transactions. The accounts of Ferrellgas Partners’ majority-owned subsidiary are included based on the determination that the operating partnership is a variable interest entity for whom Ferrellgas Partners has no ability through voting rights or similar rights to make decisions and thus does not have the power to direct the activities of the operating partnership that most significantly impact economic performance.  However, Ferrellgas Partners has the obligation to absorb the losses of and the right to receive benefits from the operating partnership that are significant to the operating partnership.  Furthermore, assets and liabilities of Ferrellgas Partners consist substantially of the operating parntership ~~will absorb a majority of the operating partnership’s expected losses, receive a majority of the operating partnership’s expected residual returns and is the operating partnership’s primary beneficiary.~~ The operating partnership includes the accounts of its wholly-owned subsidiaries. The general partner’s approximate 1% general partner interest in the operating partnership is accounted for as a noncontrolling interest. The wholly-owned consolidated subsidiary of the operating partnership, Ferrellgas Receivables, LLC (“Ferrellgas Receivables”), is a special purpose entity that has agreements with the operating partnership to securitize, on an ongoing basis, a portion of its trade accounts receivable.

b. Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary.

In future filings, we will include the following disclosure within footnote “A.  Partnership organization and formation” of the MLP:

“Creditors of the operating partnership have no recourse with regard to Ferrellgas Partners.”

c. Terms of agreements to provide financial support to the VIE, including events or circumstances that could expose the reporting entity to a loss.

There are no such terms or agreements between the MLP and OLP.

O.  Net earnings  (loss)  per  common  unitholders’  interest,  page  F-28

9.                    With a view towards greater transparency, please disclose how you allocate earnings to the general partners’ incentive distribution rights for the purpose of the two class method.

ANSWER:

In future filings we will revise our disclosure as follows:

O.    Net earnings (loss) per common unitholders’ interest

Below is a calculation of the basic and diluted net earnings (loss) available per common unitholders’ interest in the consolidated statements of earnings for the periods indicated. In accordance with guidance issued by the FASB regarding participating securities and the two-class method, Ferrellgas calculates net earnings (loss) per common unitholders’ interest for each period presented according to distributions declared and participation rights in undistributed earnings, as if all of the earnings or loss for the period had been distributed. In periods with undistributed earnings above certain levels, the calculation according to the two-class method results in an increased allocation of undistributed earnings to the general partner and a dilution of the earnings to the limited partners as follows:

Quarterly	Ratio of total distributions payable to:
distribution per common unit	Common Unit Holder	General partner
$0.56 to $0.63	86.9%	13.1%
$0.64 to $0.82	76.8%	23.2%
$0.83 and above	51.5%	48.5%

There was not a dilutive effect resulting from this guidance on basic and diluted net earnings (loss) per common unitholders’ interest for fiscal 2013, 2012 and 2011.

Form 10-Q for the Quarterly Period Ended January 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 50

10.             Please refer to the last paragraph on page 50 and your disclosure stating distributable cash flow was approximately 120% of the total cash distributions paid for the twelve months ended January 31, 2014.  Please tell us your consideration of including the disclosures required by Item 10(e) of Regulation S-K so that it is apparent how you have derived your ratio of distributable cash flow, a non-GAAP measure, to total cash distributions paid.

ANSWER:

As a result of your comment we have reconsidered the guidance in Item 10(e) of Regulation S-K and in future filings we will enhance our disclosure to reconcile distributable cash flow measures to their most directly comparable financial measure presented in accordance with GAAP as follows:

Distributable Cash Flow

A reconciliation of Distributable Cash Flow to distributions paid is as follows (in thousands)

		Changes in
		cash
		reserves
		approved by	Cash
	Distributable	our general	distributions
	cash flow	partner	paid	DCF ratio
Six months ended January 31, 2014	$114,953	$34,150	$80,803
Year ended July 31, 2013	183,114	21,642	161,472
Less: Six months ended January 31, 2013	104,115	23,407	80,708
Twelve months ended January 31, 2014	$193,952	$32,385	$161,567	1.20

Three months ended October 31, 2013	$3,036	$(37,307)	$40,343
Year ended July 31, 2013	183,114	21,642	161,472
Less: Three months ended October 31, 2012	11,015	(29,299)	40,314
Twelve months ended October 31, 2013	$175,135	$13,634	$161,501	1.08

Increase (decrease)	$18,817	$18,751	$66	0.12

Distributable cash flow increased $18.8 million, while distributions paid only increased $0.1 million which resulted in our distribution coverage ratio increasing to 120% for the twelve months ended January 31, 2014, from 108% for the twelve months ended October 31, 2013.  ~~our distributable cash flow was approximately 120% of the total cash distributions paid for that period compared to approximately 108% for the twelve months ended October 31, 2013~~. This increase is the result of an increase in adjusted EBITDA in the second quarter of fiscal 2014 as compared to the same period in fiscal 2013, as discussed in results of operations above.

Form 8-K filed March 10, 2014

Exhibit 99.1

11.             We note your calculation of distributable cash flow to equity investors for the three and six months ended January 31, 2014 includes an adjustment to add back your loss on extinguishment of debt in the amount of approximately $21 million.  We also note disclosure on page 30 in your Form 10-Q for the quarter ended January 31, 2014 stating make whole and consent payments of $14.7 million are included in the amounts classified as loss on extinguishment of debt.  Please explain to us how your payment, presumably in cash, resulted in an increase in distributable cash flow to equity investors.

ANSWER:

Distributable cash flow to equity investors is intended to be a measure of our ability to generate earnings on a continuing basis.  We add back to distributable cash flow items such as debt extinguishment costs, restructuring costs, etc. that we believe will not occur on a continuing basis. In order to clarify to investors those charges that have not been deduced from our calculation of available distributable cash flow we include them in our reconciliation from Adjusted EBITDA to distributable cash flow.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will incorporate these changes into our third quarter Form 10-Q for the period ending April 30, 2014 and/or Form 10-K for our fiscal year ending July 31, 2014 as appropriate.  Please feel free to call me at 913-661-1528 or David Ronn of McGuireWoods LLP 713-353-6671 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response which should be addressed to J. Ryan VanWinkle, Executive Vice President and Chief Financial Officer; Treasurer.

Sincerely,

/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Executive Vice President and
Chief Financial Officer; Treasurer

Cc:	Mr. David L. Ronn
McGuireWoods LLP

Mr. Gregory M. Payne
Grant Thornton LLP